EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Net income	$266	$397	$348	$362	$864	$ 725
Income tax (benefit) provision	(51)	(48)	(24)	8	132	60
Interest expense	571	707	598	629	1,618	2,046

Total earnings	$786	$1,056	$922	$999	$2,614	$ 2,831

Fixed charges — Interest expense	$571	$707	$598	$629	$1,618	$ 2,046

Ratio of earnings to fixed charges	1.38	1.49	1.54	1.59	1.62	1.38